EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

February 27, 2012	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

Emgold Finds High Grade Gold at its Recently Acquired

Koegel Rawhide Gold-Silver Property, Nevada

Emgold Mining Corporation (EMR-TSX Venture) (the "Company" or "Emgold") is pleased to announce that it has confirmed the presence of high grade gold in surface sampling at the Company’s recently acquired Koegel Rawhide Property (the "Property") in Mineral County, Nevada.  Fourteen grab and chip samples where taken by Emgold, as part of the Company’s due diligence, prior to acquiring the Property.  Nine samples were taken in the T-10 high grade area by Emgold and averaged 0.27 ounces per ton gold.  The 14 samples taken on the Property by Emgold averaged 0.21 ounces of gold per ton gold.   Details of the sampling program are outlined below.

Emgold's President Dave Watkinson stated “The exploration opportunities at Koegel Rawhide include the potential for both bulk disseminated and high grade vein gold and silver targets, similar to our nearby Buckskin Rawhide Property.  Historic and Emgold sampling in the T-10 high grade area confirms the presence of one such high grade zone and we intend to continue sampling with the goal of identifying others.  Emgold looks forward to advancing exploration on the Property."

Emgold plans initially to complete surface rock and soil geochemical sampling programs on the Property with the goal of ultimately developing drill targets.  Historic sampling on the Property will be analyzed as an initial guide for these exploration activities.  Funds are in place for this work.

The Koegel Rawhide Property consists of 36 unpatented lode mining claims totaling 720 acres.  Nineteen of the 36 unpatented mining claims, totaling 380 acres, are currently under a lease and option to purchase agreement.  Information on that acquisition was disclosed in a February 13, 2012 news release.  The other 17 unpatented mining claims, totaling 340 acres, were recently staked by Emgold and disclosed in a news release dated February 15, 2012.

The Property is located approximately 40 miles southeast of Fallon in the Rawhide Mining District, and five miles southwest of the Rawhide Mine, which is operated by Rawhide Mining Company.  Kennecott Minerals, the former owner of the mine, reported that the Rawhide Mine produced 1.47 million ounces of gold and 11.7 million ounces of silver from the years 1988 to 2005.  The Property is also situated in the Koegel Hills, six miles south of the Regent Property being explored by Pilot Gold Corporation and four miles south of Emgold’s Buckskin Rawhide Property.

Geology of the Koegel Rawhide Property

The Koegel Rawhide Property is a volcanic-hosted, structurally controlled, epithermal gold-silver prospect in the Walker Lane gold belt of western Nevada.  The Walker Lane is a regional shear zone and known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah District and Rawhide District.  Koegel Rawhide geology and mineralization are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range.  The geology and mineralization is similar to the nearby Rawhide Mine, Regent Property, and Buckskin Rawhide Property.

Note that the location of the Koegel Rawhide Property in the vicinity of Rawhide Mine and other nearby exploration properties does not mean that a resource will be identified on the Property.  However, the presence of similar geology and mineralized structures to those on the Buckskin Rawhide, Regent, and Rawhide properties and historic mine workings in the area are favorable indicators for the potential of discovery.

Geologic mapping by Charles P. Watson, a consulting geologist, completed in the years 1991-1992, indicates the area is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes.  The volcanic units have been folded into minor anticlines and faulted.  Faults of several orientations occur on the Property with north, northwest and northeast trends.  Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

Historic Surface Sampling of the Koegel Rawhide Property by Others

Gold and silver mineralization is known to be present at Koegel Rawhide, based on historic randomly spaced surface sampling on the Property.  A total of 464 chip and grab samples were taken in geologically derived locations by consulting geologist Charles P. Watson in the years 1991-1992.  The average gold grade of these historic samples is shown in Table 1, below:

Table 1

Average Grades of Historic Gold Assays

Koegel Rawhide Property, NV

Samples	No. of Samples	Average Gold Grade of Samples (opt)
All Historic Samples (including Historic T-10 Zone)	464	0.02
Historic T-10 Zone	13	0.52

                                                                                                                                      Sample weights are unknown.  Samples include grab and chip samples.

                                                                                                                                      Gold grades are arithmetic averages.

The results of the historic grab samples on the Property ranged from non-detectable to 1.99 ounce per ton gold, with 98 percent of those samples having gold grades less than 0.10 ounces per ton gold and two percent being greater than 0.10 ounces per ton gold.  The sampling indicates the potential for both high grade vein and low grade bulk disseminated gold and silver mineralization.

Mr. Watson identified the T-10 Zone as one of the potential mineralized high grade vein structures.  Historic sampling in the T-10 high grade area included 13 samples ranging in grades from 0.004 to 1.99 ounce per ton gold, with an average grade of 0.52 ounces per ton gold.  Dimensions of the zone have not been defined, although the exposure sampled has a width of approximately eight feet. The area is open for expansion in several directions, and the true width of the structure is unknown at this time.

The methods and quality control from the historic sampling are unknown and cannot be verified under NI 43-101, but the results are considered reliable for exploration purposes.

Emgold Surface Sampling of the Koegel Rawhide Property

Emgold’s surface samples were taken in areas of known mineralization on the Property, based on historic sampling done by Mr. Watson.  The sampling was intended to confirm historic gold grades as part of due diligence work associated with the acquisition of the property and focused on high grade vein targets.

Ten rock chip-channel samples, each 12 inches in length, and four grab samples were taken from outcrops of bedrock and structures.  The average gold grade of all samples is shown in Table 2.  Dry sample weights varied from one to two pounds.

Table 2

Average Grades of Emgold Gold Assays

Koegel Rawhide Property, NV

Samples	No. of Samples	Average Gold Grade of Samples (opt)
Emgold Samples (including Emgold T-10 Zone)	14	0.21
Emgold T-10 Zone	11	0.27

                                                                                                                                      Gold grades are arithmetic averages.

                                                                                                                                      Emgold samples were taken December, 2011 and include rock chip-channel samples taken over 12 inch widths and grab samples. These are not true widths across the vein.

Emgold’s sampling results ranged from non-detectable to 1.60 ounces per ton gold, with 79 percent of the samples having gold grades less than 0.10 ounce per ton gold.  Twenty-one percent had grades greater than 0.10 ounce per ton gold.  Note that the average of Emgold’s 14 gold assays, as shown in Table 2, are higher than the average from the 494 samples historically assayed on the Property, and shown in Table 1.  This is because most of Emgold’s samples were taken from known higher grade mineralized structures and did not evaluate bulk disseminated targets.

Emgold specifically sampled the T-10 high grade area, with results shown in Table 2.  The grade of the 11 samples taken in the T-10 Zone ranged between non-detectable and 1.60 ounce per ton gold.  The average grade was 0.27 opt gold.  Results of Emgold’s sampling compared favorably with historic sampling on the Property.

Emgold's Quality Assurance and Quality Control Program

Emgold's quality assurance program and quality control measures at Koegel Rawhide pertain to all samples taken on the Property.  Quality control measures started with representative sampling, proper numbering, and accurately locating samples in the field both visually on maps and also with a GPS instrument.  Samples were transported by the geological staff from the field to Emgold's office-warehouse facility to assure secure storage, and were then packaged for shipment to the assay laboratory.  Samples were shipped via commercial carriers directly to American Assay Laboratories in Sparks, Nevada, for analysis.

Samples taken by Emgold were analyzed using standard fire assaying and ICP methods.  American Assay Laboratories is not ISO certified but participates in CANMET PTP-MAL certification analyses twice per year, GEOSTATS testing twice per year, SMA (U.S. and Canada) twice per year, and IOAG testing twice a year.  Emgold's Qualified Person visited American Assay Laboratories in February 2011 to review the general sample handling and preparation measures, and felt they were adequate.

The assay laboratory catalogued all samples, maintained complete chain of custody throughout the analytical process, and electronically mailed the chain of custody forms to Emgold for review prior to initiating sample preparation.  All sample preparation was done at the laboratory by their staff. As part of their quality assurance, the laboratory incorporated assaying standards, test blanks, and duplicate analyses of samples, and included those results in final reports. The final signed reports completed the chain of custody process.  Thus far, no factors have been detected in any sampling programs conducted by Emgold on the Koegel Rawhide property that would materially affect the accuracy or reliability of Emgold's sample data.

Mr. Robert Pease, Chief Geologist of the Company and a Qualified Person as defined in National Instrument 43-101, participated in and directly supervised the sampling program and interpreted historic data. He has read and approved the scientific and technical information in this press release.

Information Regarding Emgold

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA. The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. Emgold has a number of earlier stage exploration properties including the Buckskin Rawhide and Keogel Rawhide Properties in Nevada, and the Stewart Property and the Rozan Property in British Columbia. For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Keogel Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.  Company filings are available at www.sedar.com.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.

President & CEO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the Company's planned work programs, expected results and potential mineralization and resources on the Koegel Rawhide Property. Forward-looking statements are based on certain assumptions of the Company, including that the Company has adequate capital to fund its proposed exploration programs, that actual results of exploration and development activities are consistent with management's expectations, that assumptions relating to mineral resource estimates are accurate, the assumption that metal prices remain at current values, and that the Company is able to procure equipment and supplies for its planned work programs   Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise security capital to fund planned programs, changes to metal prices, the price of the Company's shares, the costs of labour, equipment and other costs associated with exploration, availability of drilling equipment and operators, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.